EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRÁS

Name	Percentage of Shareholding
Furnas	99.54%
Chesf	99.45%
Eletrosul	99.71%
Eletronorte	98.68%
Eletronuclear	99.81%
Itaipu Binacional (*)	50.00%
CGTEE	99.94%
Eletropar	81.61%
Ceron	99.96%
Ceal	75.16%
Cepisa	98.56%
Eletroacre	93.29%
Amazonas Energia (**)	100.00%

(*) Jointly controlled with ANDE (Paraguay).

(**) Former Manaus Energia